

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 27, 2007

Mr. Hua Yang
Chief Financial Officer and Executive Vice President
CNOOC Limited
65th Floor, Bank of China Tower
One Garden Road, Central Hong Kong

      Re: CNOOC Ltd
                 Form 20-F for Fiscal Year Ended December 31, 2005
                 Filed June 26, 2006

Dear Mr. Yang:

We have reviewed your filing and have the following additional comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2005

General

1. We note your response to prior comment two and may have further comment.

2. We note your response to prior comments two and four. Please advise us of any indirect contacts you have with the sanctioned countries by virtue of your controlling shareholder's existing or proposed activities there. For example, your response should describe, to the best of your knowledge, any CNOOC PRC activities, existing or planned, associated with the sanctioned countries. You should also address any dividends, loans or other payments to CNOOC PRC that you know have been used or that may be used to fund operations in Iran, Syria or Sudan. Advise us whether the terms of any relevant agreements or understandings would prohibit CNOOC PRC from using dividends or other payments received from you to fund operations associated with Iran, Syria or Sudan. In addition, advise us of any shared directors, officers or persons that you employ who are also engaged in activities associated with CNOOC PRC and Iran,

Syria or Sudan.

3. We note your response to prior comment three. Please expand your response to address the potential reputational risk associated with your controlling shareholder's existing or planned contacts with the sanctioned countries. In this regard, we note that "CNOOC Limited" may have been erroneously mentioned in media reports as "CNOOC PRC."

4. Please also expand your response to prior comment three to provide a materiality analysis addressing materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. We refer you to the state initiatives identified in prior comment three; the investor sentiment evidenced by such initiatives and other shareholder actions; and any relevant actions by investors with respect to your shares of which you are aware.

5. Please provide the representations requested in the closing paragraphs of our previous letter.

Please include appropriate, substantive information in the publicly submitted versions of your previous and next response letters.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact James Lopez at (202) 551-3723 if you have questions regarding these comments. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief